June 21, 2007

Thomas F. Murawski
Chief Executive Officer
EASYLINK SERVICES CORPORATION
33 Knightsbridge Road
Piscataway, New Jersey 08854

Re: EASYLINK SERVICES CORPORATION
Preliminary Proxy Statement on Schedule 14A
Registration No. 0-26371
Filed on June 8, 2007

Dear Mr. Murawski:

This is to advise you that we have limited our review of the Preliminary Proxy Statement on Schedule 14A noted above and have the following comments:

1.   You state on page 44 of the proxy statement that the total amount of funds required to complete the merger and the related transactions, including repaying your existing debt and payment of fees and expenses in connection with the merger, is anticipated to be approximately $67,000,000. You also state that ICC has entered into a securities purchase agreement with certain accredited institutional investors to which ICC will issue certain securities at a purchase price between $50,000,000 and $60,000,000. Given that it does not appear that the funding for this transaction is guaranteed, please provide us with an analysis as to why you did not include ICC's financial statements in the proxy statement or revise the proxy to include ICC's financial statements. Refer to Instruction 2 to Item 14 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

• The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel